CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

WeWearables, Inc:

We consent to the inclusion in the foregoing Registration Statement on Form S-1 Amendment No. 2 of our report dated November 19, 2014, relating to our audit of the balance sheet of WeWearables, Inc. as of September 30, 2014, and the related statement of operations, changes in stockholders' equity, and cash flows for the period from May 15, 2014 (inception) to September 30, 2014. Our report dated November 19, 2014, relating to the financial statements includes an emphasis paragraph relating to an uncertainty as to the Company's ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Registration Statement.

/s/ TAAD, LLP

Walnut, California

November 19, 2014